AB 4/1

09041063

UNI
SECURITIES AND E
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 2 6 2009

Washington, DC
105

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 47286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAROLINA MUNICIPAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1219 ASSEMBLY STREET, SUITE 201
(No. and Street)

COLUMBIA (City) SC (State) 29201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEXIS PIERRE KISTENEFF 803-765-2632
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLIFTON D. BOTTIFORD, CPA
(Name – *if individual, state last, first, middle name*)

PO BOX 6556 (Address) COLUMBIA (City) SC (State) 29260 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALEXIS P. KISTENEFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAROLINA MUNICIPAL SECURITIES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public
My Commission Expires September 3, 2014

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMENDED COMPUTATION OF NET CAPITAL (PAGE 11) FOR THE 2008 ANNUAL AUDIT

Carolina Municipal Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

	2008
Net Capital	
Total stockholder's equity	$ 20,167
Deduct stockholder's equity not allowable for net capital	
Total stockholder's equity qualified for net capital	20,167
Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	
B. Other (deductions) or allowable credits-deferred income taxes payable	
Total capital and allowable subordinated liabilities	
Deductions and/or charges:	
A. Non allowable assets	
Securities no readily marketable	
Exchange membership	
Furniture, equipment, and leasehold improvements, net	1,021
Prepaid expenses	2,063
Other assets	
1. Additional charges for customers' and non-customers' security accounts	
2. Additional charges for customers' and non-customers' commodity accounts	
B. Aged fails-to-deliver	
1. Number of items-None	
C. Aged short security differences	
1. Number of items-None	
D. Secured demand note deficiency	
E. Commodity futures contracts and spot commodities-proprietary capital charges	
F. Other deductions and/or charges	
Net capital before haircuts on securities positions	17,083
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)	
A. Contractual securities commitments	
B. Deficit in securities collateralizing secured demand notes	

Schedule I

Carolina Municipal Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008
(continued)

C. Trading and investment securities	
1. Bankers' acceptances, certificates of deposit, and commercial paper	
2. U.S. and Canadian government obligations	
3. State and municipal obligations	
4. Corporate obligations	
5. Stocks and warrants	
6. Options	
7. Other securities	
D. Undue concentrations	
E. Other	
Net Capital	$ 17,083